Variable Life Administrative Policies and Procedures Applicable to Financial Transactions

Fidelity Investments Life Insurance Company

Empire Fidelity Investments Life Insurance Company

I. General Information

A. Investment Company Act Rule 6e-3(T) Requirement-As required by Rule 6e-3 (T) (b) (12) (ii) adopted pursuant to the Investment Company Act of 1940, this document sets forth a summary of the current principal administrative policies and procedures (the "Procedures") which might be deemed to constitute, either directly or indirectly, Financial Transactions involving the Fidelity Lifetime Reserves ® variable universal life insurance and survivorship variable universal life insurance policies (collectively referred to as the "Policies") issued by Fidelity Investments Life Insurance Company and Empire Fidelity Investments Life Insurance Company (collectively, the "Company") and the issuance of accumulation units by their respective variable life insurance separate accounts (collectively the "Variable Account") as set forth in the registration statements with which this memorandum is filed.

B. Life Insurance-This summary reflects the fact that the life insurance features of the Policies necessitate procedures that may differ in certain respects from the administrative policies and procedures for similar transactions in variable annuity contracts and mutual fund shares.

C. In Good Order-generally means that the Company has received at its Service Center as designated in the Policy, or such other locations as designated by the Company, including but not limited to bank "lock boxes," everything that it needs to process the transaction accurately. For example, the Company may require certain forms to be completed and signed or that the Owner provide unambiguous authorizations or instructions.

D. Financial Transactions-are those that involve the purchase or sale of accumulation units of one or more Investment Options (subaccounts of the Variable Account) after the Policy is issued and while at least one Insured is living, and include such transactions as premium payments, transfers, and withdrawals/surrenders. Requests for Financial Transactions must be in a form, and must be transmitted to the Company by a method, approved by the Company. Financial Transactions will be effective as of the Valuation Date on which the request for the Financial Transaction is received in good order or becomes in good order, provided such request is received before 4:00 PM Eastern Time-the time the New York Stock Exchange ("NYSE") normally closes. If the NYSE closes early, its closing time will be substituted for the 4:00 PM Eastern Time. If receipt is after 4:00 PM, the Financial Transaction will be priced as of the next Valuation Date.

Financial Transactions will be effective on a "same day" basis-that is, on the Valuation Date the request is received in good order or first becomes in good order. However, if the Financial Transaction constitutes a redemption, such as a withdrawal or surrender, the Company will generally pay the proceeds due from the Financial Transaction within 7 days of when the request was received in good order or first becomes in good order. If the Financial Transaction occurs automatically, such as the deduction of Monthly Charges, transactions pursuant to a Dollar Cost Averaging Plan or an Automatic Rebalancing Plan, the Financial Transaction shall be effective as of a date consistent with Sections II.B.3, 4 and 6 below.

In some states, Financial Transactions are permitted only after expiration of the Free Look period described in section II.A.1.b, below. If the Owner has assigned the policy, the consent of the assignee rather than, or in addition to, the Owner may be needed in order to initiate Financial Transactions. Owner requests that may affect future Financial Transactions, such as net premium allocation changes, elections to use Dollar Cost Averaging or Portfolio Rebalancing, generally will become effective within five business days of when the Company receives the request or election in good order. For jointly owned Policies, the consent of both owners is generally required for transactions involving the payment of money or benefits from the Policy. Where the owner has designated an irrevocable beneficiary, the consent of all such beneficiaries may be needed for transactions involving the payment of money or benefits from the Policy.

E. Capitalized Terms-Capitalized terms refer to terms defined in this statement, in the Policy or the Policy's prospectus.

F. Availability and Underwriting-Upon receipt of a completed application for a Policy, the Company will follow certain insurance underwriting policies and procedures designed to determine whether to issue a Policy. The Company may set and adjust minimum face amounts required for issuance of the Policies at any time without notice.

II. Financial Transactions

A. Premium Payments

1. General: Premium payments are flexible as to both timing and amount. Any amount of premium may be paid at any time while the insured is living, subject to certain limitations imposed by the Company. The Company may adopt reasonable procedures for dealing with payments that are not in good order and therefore placed in suspense accounts.

a. Initial Premium Payments The Owner determines the first premium payable under the Policy, but it must be at least equal to the minimum initial premium. The minimum initial premium depends on the insured's chosen premium frequency, the Policy's initial face amount and death benefit options, the issue age, gender, and risk classification of the insured, and any riders on the Policy. The Company will allocate any net premiums received before issuance of a Policy to a non-interest bearing suspense account. The Company will not credit interest on the premium payment.

b. Effective Date of Coverage. Insurance coverage under the Policy will take effect on the Policy Date stated in each Owner's Policy, provided all of the following three conditions are met: (1) when we issue the Policy to you, each proposed Insured is alive and in the same condition of health as described in the Application, (2) the Minimum Initial Premium has been paid (see "Minimum Initial Premium," below), and (3) the Application and any other forms we require have been completed and returned to our Service Center.

c. Free Look Periods The amount refunded under a specific Policy's "free-look" provision will be: the amount of premium payments without adjustment for investment experience only if required by state law; otherwise the value of the premium payments adjusted for the investment performance of the Investment Options selected by the Owner, as of the date the Company receives the notice of cancellation. When state law requires a return of premium without adjustment for investment performance, the initial net premium payments are allocated to the Money Market Investment Option until the expiration of the free-look period and then transferred to the Investment Options or Fixed Account as elected by the applicant or Owner using the Investment Option unit values next calculated after such transfer.

d. Allocation of Premiums at Issue Upon issuance of the Policy, or upon expiration of the free look period in states requiring the return of premium during such period, the Company will allocate premiums, net of applicable state premium taxes, among the Investment Options and Fixed Account according to the Owner's allocation instructions on the Issue Date.

e. Crediting of Subsequent Premium Payments

(i) The Company will price and, to the extent practicable, process subsequent premium payments received in good order on a "same day" basis. Specifically, the Company will credit subsequent net premium payments to a policy on the Valuation Date on which the premium payment is received in good order at the Service Center.

(ii) The Company has the right to limit or refund any premium or portion of a premium, or to request additional written instructions if, in its opinion,

the premium would disqualify the Policy as a life insurance contract under the Internal Revenue Code; or

the premium would make the Policy a Modified Endowment Contract under the Internal Revenue Code;

the premium would increase the Policy's Net Amount at Risk, unless the Owner provides the Company with satisfactory evidence of the Insured's insurability. This could occur if the Death Benefit is based on the Policy Account Value times the applicable Internal Revenue Code factor.

(iii) If the Owner has an outstanding Policy Loan, the Company will follow the Owner's written instructions whether to credit payments either as premium payments or as Loan repayments. In the absence of such instructions, payments will be treated as premiums.

(iv) The Owner may not pay any premiums after the Policy's Extended Maturity date, although the Owner may make Loan repayments after that date.

(v) If an Owner makes a premium payment with a check that is returned to the Company unpaid due to insufficient funds or for any other reason, or if a premium payment is made by an electronic funds transfer that is later reversed due to lack of funds in the bank account from which the transfer was made or for any other reason, the Company will: (1) reverse the transaction; and (2) if the reversal results in a loss of more than one thousand dollars ($1000.00) to the Company, redeem a sufficient number of Investment Option Units at the then-current Unit Values to provide the Company with an amount equal to the loss. Money will be taken proportionately from all of the Investment Options and the Fixed Account in which the Policy is invested. If there is not sufficient value in the Policy's Cash Surrender Value, we may take legal action against the Owner to recover any remaining losses to the Company.

B. Investment Options-The Owner may allocate premiums or transfer account value among the Investment Options and the Fixed Account.

1. Policy Account Value-The Policy Account Value is the sum of the value of the Policy's accounts in the Investment Options, Fixed Account and Loan Collateral Account. It will change based on net premium payments, Monthly Deductions and other charges, partial withdrawals, and changes in value of the Investment Options. The Policy Account Value, except for amounts held in the Loan Collateral Account, will be allocated among the various Investment Options and the Fixed Account as directed by the Owner. The account value attributable to a particular Investment Option is reflected through the value of the units held in such Investment Option. Each unit within an Investment Option has the same value. Unit values are determined on each Valuation Date. The unit values will reflect a mortality and expense risk charge (M&E), as described in the Policies' prospectuses. Deductions and credits are accomplished by purchasing or selling units of Investment Options held under the Policy, in accordance with the Owner's written instructions or , in the absence of instructions, of all Investment Options and the Fixed Account on a pro rata basis.

2. Making Exchanges Among Investment Options And Fixed Account

The Owner may make transfers of money ("Exchanges") among the Investment Options and/or the Fixed Account by sending the Company instructions in writing with the Owner's original signature or by calling the Company by telephone. The Company does not accept instructions by fax, electronic mail or via the internet, or instructions that are not in good order under the Company's then-current procedures.

The Company does not currently impose any charges when an Owner makes Exchanges, but the Company reserves the right to impose a charge if an Owner makes Exchanges on more than twelve days during a calendar year. Certain Funds in which the Investment Options invest do, however, impose a short-term redemption fee, as disclosed in the prospectuses for the Policies and the Funds.

Making excessive Exchanges can disrupt the ability of a Fund to achieve its investment objective and increase the Fund's expenses. The Company reserves the right to limit the number of days on which an Owner can make Exchanges, but an Owner will always be able to make Exchanges on at least five days each Policy Year.

An Owner's request to make an Exchange may be expressed in terms of dollars, such as a request to move $5,000 from one Investment Option to another, or as a percentage reallocation among Investment Options. Percentage requests must be made in whole numbers. An Owner cannot move less than $250 from any Investment Option except that if an Owner has less than $250 in an Investment Option the Owner may move the entire amount.

a. Making Exchanges by Telephone Currently an Owner may make Exchanges by telephone on up to 18 days in each calendar year. An Owner may make Exchanges on additional days only by a letter to the Service Center. The Company reserves the rights to revise or terminate an Owner's ability to make Exchanges by telephone, to limit the amount of any telephone Exchange and to reject any telephone Exchange. The Company will not be responsible for any losses resulting from unauthorized telephone Exchanges if it follows reasonable procedures designed to verify the identity of the caller. The Company will not be responsible for losses resulting from unit value changes unless the Owner notifies the Company within ten calendar days from the first time it mails a confirmation or statement containing details of the transaction.

b. Use of Market Timing Services Some Owners desire to use firms or individuals who engage in market timing. Market timing services usually obtain authorization from Owners to make Exchanges among the Investment Options on the basis of perceived market trends. Large Exchanges resulting from market timing activity may disrupt the management of the Funds and become a detriment to other owners of variable life insurance policies or variable annuity contracts who allocate money to the Funds. To protect Owners not using market timing services, the Company reserves the right to reject Exchanges communicated to it by anyone acting under a power of attorney on behalf of more than one person. It also reserves the right to reject Exchange instructions it receives from a market timing firm or other third party that any Owner has authorized to make multiple exchanges. In addition, orders by an Investment Option for the purchase of Fund shares may be subject to acceptance by the Fund. The Company reserves the right to reject, without prior notice, any Exchange request if the Investment Option's investment in the corresponding Fund is not accepted for any reason.

c. Effective Date of Exchanges Among Investment Options Any redemption from an Investment Option that is part of an Exchange among Investment Options will be effected as of the end of the Valuation Day in which the Company receives the request at the Service Center. Generally the purchase of Investment Option Units in other Investment Options with the proceeds of the redemption will occur at the same time. However, if an Exchange involves (1) moving from an Investment Option ("Source") that invests in an equity Fund that is in an illiquid position due to substantial redemptions or Exchanges that require it to sell portfolio securities in order to make funds available, and (2) moving to an Investment Option ("Target") that invests in a Fund that accrues dividends on a daily basis and requires federal funds before accepting a purchase order, then there may be a delay in crediting the amount that is moving to the new Investment Option. The delay will last until the Source Investment Option obtains liquidity, or for seven days, whichever is shorter. During this period, the amount to be transferred from the Source Investment Option will remain as a fixed obligation of the Source Investment Option and will not participate in the investment results of either the Source or the Target Investment Option.

d. Exchanges To and From the Fixed Account There is no additional charge for Exchanges to or from the Fixed Account. Exchanges to and from the Fixed Account can be made only in accordance with the Company's then current procedures for such Exchanges and only with its consent. The Company may discontinue the availability of the Fixed Account for Exchanges from the Investment Options or for premium payments at any time. It also reserves the right to limit the frequency and amount of Premiums allocated to, and Exchanges into, the Fixed Account.

An Owner may currently make Exchanges from the Investment Options to the Fixed Account as often as he or she wants. However, for one year following the Owner's last exchange out of the Fixed Account, an Owner may not (1) exchange any portion of the Policy Account Value from the Investment Options to the Fixed Account, or (2) allocate any portion of any premium payment to the Fixed Account. An Owner may generally not allocate more than $100,000 (including transfers) to the Fixed Account during any one Contract Year. If an Owner attempts to make an Exchange into the Fixed Account in excess of permitted amounts, the Company may reject the entire Exchange.

The minimum dollar amount of an Exchange from any Investment Option to the Fixed Account is $250, unless the Owner has less than $250 in an Investment Option, in which case the entire amount may be transferred from the Investment Option to the Fixed Account. The Company will determine in its sole discretion the maximum amount that an Owner may exchange from the Fixed Account.

When an Owner withdraws or exchanges amounts out of the Fixed Account the amounts that have been credited to the Fixed Account for the shortest time are withdrawn first.

3. Dollar Cost Averaging Dollar Cost Averaging allows an Owner to make automatic monthly exchanges at no charge from either the Money Market Investment Option or the Investment Grade Bond Investment Option (the "Source Option"), but not both, to any of the other Investment Options the Owner selects (the "Destination Options"). The Money Market Investment Option is not permitted to be a Destination Option. Each month the Owner must move at least $250 to each Destination Option then in effect. The Owner may change the Source Option and Destination Options at any time, by calling the Company or by sending written notice to the Service Center. Dollar Cost Averaging transactions do not count toward the Policy's limits on the number of Exchanges.

The Owner may select any day of the month from the 1st to the 28th as the day Dollar Cost Averaging transactions will take place each month. If the New York Stock Exchange is not open on the scheduled day in a particular month, the exchange will take place on the next day the New York Stock Exchange is open for trading.

If the balance in a Policy's Source Option on a transfer date is less than the amount to be transferred to the Destination Option(s), the Company will transfer all the money in the Source Option to the Destination Options proportionately, and the program will automatically terminate. The Owner may cancel Dollar Cost Averaging at any time by calling the Company.

Dollar Cost Averaging cannot be used to transfer money to the Fixed Account, and cannot be used at the same time as an Automatic Rebalancing program, which is described immediately below. The Company reserve the right to modify or terminate Dollar Cost Averaging.

4. Automatic Rebalancing An Owner can use Automatic Rebalancing at no charge to help maintain a specified allocation mix among the Investment Options. The Owner may direct the Company to readjust the Owner's allocations on a quarterly, semi-annual or annual basis to return to the allocations selected on the Automatic Rebalancing instruction form. Money cannot be moved to or from the Fixed Account as part of any Automatic Rebalancing transaction. Automatic Rebalancing transactions do not count toward the Policy's limits on the number of Exchanges.

The Owner may choose one day of the month from the 1st to the 28th for Automatic Rebalancing. If the New York Stock Exchange is not open on the scheduled day in a particular month, the Exchange will take place on the next day the New York Stock Exchange is open for trading.

Automatic Rebalancing will continue until the Owner notifies the Company to cancel it. The Company reserve the right to modify or terminate Automatic Rebalancing. Automatic Rebalancing cannot be used at the same time as Dollar Cost Averaging, which is described immediately above.

Automatic Rebalancing may result in a short-term redemption fee imposed by certain of the Funds.

5. Surrenders and Partial Withdrawals

The Owner may surrender a Policy at any time while any Insured is alive and the Policy is in force. The Company will send the Cash Surrender Value less any required tax withholding and any outstanding charges. The Owner must send written instructions to the Service Center to initiate a surrender, and the Company may require the return of the Policy. The Policy will terminate on the date the Company receive the surrender request in good order at the Service Center.

The Owner may also make Partial Withdrawals of $500 or more from the Cash Surrender Value while any Insured is alive and the Policy is in force. However, the Owner may not make a Partial Withdrawal that would reduce the Cash Surrender Value to less than $2,500.

If the Owner does not specify where the Company should take the money for a Partial Withdrawal, the Company will take it proportionately from all the Investment Options and from the Fixed Account. The Owner may, in the alternative, specify the dollar amounts or percentages to be withdrawn from each Investment Option (but not from the Fixed Account), provided that the Partial Withdrawal is in an amount less than the total invested in all the Investment Options under the Policy. If an Owner requests a Partial Withdrawal in an amount that is more than the total invested in all the Investment Options under the Policy, the Owner may then instruct the Company to withdraw all the money in the Investment Options and the rest from the Fixed Account.

Partial Withdrawals may be requested by sending the Company a letter or calling us at the Service Center. Withdrawals by telephone are limited as follows: (1) no withdrawal may be for more than $100,000; (2) total telephone withdrawals in a seven day period cannot total more than $100,000; and (3) if the Company has recorded an address change for an Owner during the past 15 days, the limits in (1) and (2) become $10,000. The Company reserve the right to change telephone withdrawal requirements or limitations.

For jointly owned Policies, all checks will be made payable to both Owners. The Owner(s) may have the money transferred to a bank account, or to a Fidelity mutual fund or brokerage account. All Owners must also appear as owners of the bank account, mutual fund or brokerage account.

The Company will normally pay the amount of any surrender or Partial Withdrawal, less any taxes withheld, any applicable Fund short-term redemption fee and any outstanding charges, within seven days after the Company receive the surrender or Partial Withdrawal request in good order at the Service Center. The Company may, however, delay payment if (a) the disposal or valuation of the assets in an Investment Option is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (b) the SEC by order permits the postponement of payment to protect Owners.

In addition, the Company reserve the right to delay payment of any Partial Withdrawal or Surrender from the Fixed Account for not more than six months. If payment from the Fixed Account is delayed more than 30 days, the Company will credit interest from the date of the withdrawal request at a rate not less than 1.0% per year compounded annually or, if greater, the rate required by applicable law.

6. Deductions & Charges

a. Premium Tax Charge The Company deducts a premium tax charge from each Premium payment to pay applicable state premium taxes, if any. The Company does not currently deduct any premium taxes assessed by municipalities or other governmental entities, but retains the contractual right to do so with advance written notice to Owners. No premium tax charge is deducted in jurisdictions that impose no premium tax.

b. Monthly Deduction The Company makes a deduction from the Cash Surrender Value of each Policy as of each monthly Policy Processing Day as compensation for administrative expenses and for the Policy's insurance coverage. The Owner may instruct the Company to take these deductions from the Money Market Investment Option (but not from the Fixed Account), or from all Investment Options and the Fixed Account on a pro rata basis, based on the proportion of the Cash Surrender Value then allocated to each Investment Option and to the Fixed Account as of each Policy Processing Day. The Owner may change these instructions by written notice to the Company. If the Owner does not provide appropriate written instructions, the Company will make the monthly deductions from the Investment Options and Fixed Account based on the proportion then allocated to each Investment Option and to the Fixed Account as of each Policy Processing Day.

The monthly deduction has several components: (1) the monthly Cost of Insurance charge; 2) the monthly policy charge; (3) the monthly unit charge (survivorship policies only) and (4) charges for riders selected by the Owner. These charges are described in the Policy, riders and the Policies' prospectuses. All of these charges are based on fixed amounts or fixed rates disclosed in the Policy, except the Cost of Insurance charge described below.

c. Cost of Insurance The monthly Cost of Insurance charge compensates the Company for providing the Death Benefit. Because this charge depends on a number of variables (issue age, sex, underwriting class, policy year and Face Amount), it varies from Policy to Policy and from Policy Processing Day to Policy Processing Day. The Cost of Insurance charge is equal to the Net Amount at Risk for the Policy on the Policy Processing Day, times the applicable monthly Cost of Insurance rate.

Net Amount at Risk. The Net Amount at Risk is equal to the Death Benefit minus the Policy Account Value on each monthly Policy Processing Day, regardless of the Death Benefit selected. Under either Death Benefit Option, a Face Amount increase or decrease will increase or decrease the Net Amount at Risk. In addition, under Death Benefit Option A, the Net Amount at Risk generally increases when the Policy Account Value decreases, and decreases when the Policy Account Value increases. Therefore, the Net Amount at Risk is affected by any factor that affects the Policy Account Value, including investment performance, premium payments, Policy charges, and withdrawals. Under Death Benefit Option B, the Net Amount at Risk is generally the same as the Face Amount and not affected by changes in Policy Account Value. However, under either Death Benefit Option, while a Policy's Death Benefit is determined by the Tax Test, both the Death Benefit and the Net Amount at Risk will generally increase or decrease based on increases or decreases of the Policy Account Value.

The Net Amount at Risk is calculated separately for the initial Face Amount and for any increases in Face Amount. In the event of an increase in a Policy's Face Amount, a different underwriting class (and a different Cost of Insurance rate) may apply to the amount of the increase, based on each Insured's circumstances at the time of the increase. The total Net Amount at Risk is allocated among the coverage layers, up to each coverage layer's face amount, in the reverse order in which the coverage layers were added to the Policy. Any remaining Net Amount at Risk will be allocated to the initial face amount layer, even if that Net Amount at Risk is greater than the initial face amount.

Cost of Insurance Rates. The Company base the Cost of Insurance Rates on each Insured's Issue Age, sex (or unisex rate), underwriting class, number of full years the insurance has been in force and, for a Single Life Policy, the Face Amount. The actual monthly Cost of Insurance rates are based on, among other things, the Company's expectations as to future mortality and expense experience. The Company may increase or decrease these rates from time to time, but the rates will never be greater than the guaranteed Cost of Insurance rates stated in the Policy..

A Single Life Policy's Cost of Insurance rate also depends in part on the Face Amount. The Company have three different Cost of Insurance "bands" applicable to Face Amounts of: 1) under $500,000, 2) $500,000 to $999,999, and 3) $1million or above. Higher bands have lower Cost of Insurance rates. If the Owner makes a Policy change that reduces the Single Life Policy's Face Amount into a different Cost of Insurance band (i.e. reduction from $1.1 million to $900,000) then the Company may change the Policy's Cost of Insurance rate to the appropriate rate for the new Face Amount.

d. Certain Funds Impose a Short-Term Redemption Fee Some Investment Options, identified in the prospectus, invest in Funds that impose a short-term redemption fee. Any short-term redemption fees that an Owner pays are retained by the Funds, not by the Company, and are part of the Fund's assets. An Owner (or a person who succeeds to the Owner's rights after the Owner's death) who chooses to redeem an interest in an Investment Option that invests in a Fund that charges a redemption fee will be subject to a 1.00% fund short-term trading fee if and to the extent that the interest in the Investment Option has been held for less than 60 days. For this purpose, interests held longest will be treated as being redeemed first and interests held shortest as being redeemed last.

Redemption from a particular Investment Option occurs when an Owner withdraws money from the Policy from that Investment Option or makes an exchange from that Investment Option to another Investment Option. The fee will apply to all redemptions requested by the Owner. The fee applies both to one-time transactions and to periodic transactions, such as redemptions made under Automatic Rebalancing and Dollar Cost Averaging programs. The fee will not apply to redemptions made by the Company for the purpose of collecting the Monthly Deduction.

7. Policy Loans- After the first Policy Year and before the Extended Maturity Date, and while any Insured is alive and the Policy is in force, the Owner may submit a request to borrow money from the Company using the Policy as the only collateral for the Loan. The Company normally pays the Loan proceeds within seven (7) days after receipt of a Loan request. The minimum Loan amount is $500. The maximum total of all Loans is 90% of Policy Account Value.

  After a Loan application is approved, the Company will: (1) send out the initial Loan amount requested from the Company's General Account; (2) set up an account to record the Loan Balance; and (3) transfer a net amount equal to the initial Loan Balance out of the Investment Options and Fixed Account and into a Loan Collateral Account as collateral. The Owner may specify that this amount be redeemed from specific Investment Options; but if the Owner specifies an Investment Option that invests in a Fund that charges a short-term redemption fee, the Company will increase the amount redeemed so that after payment of any applicable redemption fee, the amount transferred into the Loan Collateral Account will equal the Loan Balance. Otherwise, the Company will transfer the Loan amount on a pro rata basis from all Investment Options and the Fixed Account based on the proportion of the Cash Surrender Value then allocated to each Investment Option and to the Fixed Account on the date of the transaction.
  The Company charges interest at a six per cent (6%) annual rate on Loan Balances. Interest will be accrued and compounded on each monthly Policy Processing Day. Loan interest capitalizes annually on the Policy Anniversary date, or when a new loan or repayment is made. On that date, (1) the interest credited on the Loan Collateral Account is exchanged into the Investment Options and the Fixed Account in accordance with the Owner's then-current premium allocation instructions; and (2) an amount equal to the interest accrued upon the Loan Balance since the last loan interest capitalization is transferred from the Cash Surrender Value to the Loan Collateral Account, by making redemptions from the Money Market Investment Option, or on a pro-rata basis from all Investment Options and the Fixed Account, based on the Owner's then-current Monthly Deduction instructions.
  The Owner may repay all or part of a Loan at any time while any Insured is alive and the Policy is in force. Upon each Loan repayment, the Company will allocate an amount equal to the Loan repayment (but not more than the Loan Balance) from the Loan Collateral Account back to the Investment Options and/or Fixed Account according to the Owner's then-current new premium allocation instructions and the Company's Premium allocation procedures. (See "Allocating Premiums Among Investment Options and Fixed Account."). Any repayment in excess of the Loan Balance will be treated as a premium payment.

While a Loan is outstanding, the Company will credit Owner payments as premium payments or Loan repayments in accordance with the Owner's written instructions. In the absence of written instructions, the Company will treat any payments as premium payments.

C. Death Benefits

a. General-The Single Life Policy insures a single life and pays a death benefit upon due proof of the death of the insured and receipt of all information, forms and documents needed to make the claim in good order. The Survivorship Life Policy insures two lives and pays a death benefit at the second death. As long as the Policies remain in force, the Company will pay a the Insurance Proceeds, as defined in the applicable Policy, to the named Beneficiary or Beneficiaries in accordance with the designated Death Benefit option(s). The amount of the death benefit is determined as of the Valuation Day on or next following the date of the Insured's death for a Single Life Policy and the date of death of the last surviving Insured for a Survivorship Life Policy.

b. Investigations-A claim for death benefits shall not be in good order until the Company has concluded an investigation of the claim involving the death of the insured, in any circumstances in which the Company may have a basis for contesting the claim. Upon receipt of a report containing the results of a completed investigation, the Company usually will make a determination within five business days as to whether the claim will be paid.

c. Due Proof- Once the Company has received due proof of the Insured's death that is acceptable to the Company, the Company will ordinarily pay the Insurance Proceeds to the Beneficiaries within 15 days. These payments may be delayed in the event that the Company exercises its right to seek additional evidence, or in the event of difficulty locating a Beneficiary or determining the correct Beneficiaries.

d. Delay of Payment of Death Benefit-Payment of Death Benefits may be postponed under certain circumstances, as permitted by federal securities laws and regulations and state insurance laws and regulations.

e. Interest on Death Benefit-The Company will credit interest from the date of the insured's death to the date of payment to the extent required by law.

f. Suicide; Misstatement of Age or Sex If an Insured whether sane or insane dies by suicide within two years after the Issue Date or within 2 years of any Policy Reinstatement, or within the maximum period permitted by state law, if less, the following will occur:

a Single Life Policy will terminate;

a Survivorship Life Policy will terminate upon the suicide of either Insured during the time period if permitted by state law; otherwise the Policy will terminate only upon the suicide of the second Insured to die within the time period.

If a Policy terminates due to a suicide, the Company's liability will be limited to the premiums paid for the Policy, less loans and withdrawals.

If an Insured whether sane or insane dies by suicide within two years after a change in Death Benefit requiring underwriting, or within the maximum period permitted by state law, if less, the Company's liability will be limited to the Insurance Proceeds that would have been payable if the change had not taken effect, plus any additional Cost of Insurance charges taken as a result of the change.

If the age or, in most states, sex of an Insured is misstated in the Policy Application, the following will occur:

if the Company discovers the misstatement while any Insured is living, the Policy Account Value and the Cash Surrender Value will be retroactively adjusted to reflect the Monthly Charges that would have applied if the Policy had correctly stated the age and sex of each Insured;

if the Company discovers the misstatement after the death of the Insured in a Single Life Policy or after the death of both Insureds under a Survivorship Life Policy, the Face Amount, Death Benefit and Insurance Proceeds, as well as any death benefit payable under any Riders, will be changed to reflect the amount that would be purchased by the most recent deductions for the cost of insurance and applicable Riders, applying each Insured's correct age and sex.

g. Changing the Death Benefit after Purchase After the first policy year and while the Policy is in force, an Owner may make a written request to change the Face Amount or the Death Benefit option or both. Any such change may affect the Net Amount at Risk over time, which would affect the monthly Cost of Insurance charge. The Company reserves the right to discontinue allowing such changes.

The Company generally does not permit more than one such change in any 12 month period, and does not permit changes while benefits are being paid under any Disability Rider. The Company reserves the right to reject any change that may result in a Policy being disqualified as a life insurance contract under Section 7702 of the Internal Revenue Code, and reserves the right to require additional written instructions from the Owner in the event that the requested change may make a policy a Modified Endowment Contract under the Internal Revenue Code.

In order to request a change of Face Amount or Death Benefit Option, the Owner must submit a written request. If a requested increase in Face Amount or a change in Death Benefit option may increase the Company's insurance risk, the Company may also require additional evidence of the Insured's insurability and other paperwork. The effective date of any requested change in Death Benefit will be the next monthly Policy Processing Day following the date when the Company approves a requested change. A Death Benefit option change has the effect of amending the Policy terms, and the Company will send the Owner new Policy schedule pages to reflect this change.

  The following apply to Face Amount increases: (a) the minimum increase is $50,000; (b) an increase will be approved only if, on the effective date of an increase, and taking the increase into account, the Cash Surrender Value is at least equal to the monthly charges then due; (c) the Face Amount increase will increase the total Net Amount at Risk, which will increase the monthly Cost of Insurance charges; (d) each increase in Face Amount will have its own Underwriting Class and Cost of Insurance Rates as determined at the time of the increase.

The following apply to Face Amount decreases: (a) The Owner may not decrease the Face Amount below the applicable minimum initial Face Amount (generally $250,000 for a Single Life Policy and $500,000 for a Survivorship Life Policy); (b) the minimum decrease is $25,000; (c) to apply the decrease, the Company will first reduce any increases in the Face Amount, starting with the most recent, then the initial Face Amount; (d) a decrease in Face Amount generally will decrease the Net Amount at Risk, on which the Cost of Insurance charges are based. For purposes of determining the Cost of Insurance charge, any decrease will first be used to reduce the most recent increase, then the next most recent increases, and finally the initial Face Amount. However, if a decrease in Face Amount moves a Single Life Policy into a lower Cost of Insurance band, (for example, from $1.1 million to $900,000) then the Cost of Insurance Rate applied to the Policy's Net Amount at Risk may increase.

The following apply to changes from Death Benefit Option A to Option B: (a) the current Face Amount must be greater than the minimum Death Benefit required by section 7702 of the Internal Revenue Code; (b) the change must not reduce the Face Amount below the minimum Face Amount required to issue a Policy; (c) if the change is approved, the Face Amount will be decreased (beginning with the most recent increase, then the next most recent increases in succession, and finally the initial Face Amount) by the Policy Account Value; (d) the Death Benefit will not change on the effective date of the change, but thereafter the Death Benefit will vary daily with changes in Policy Account Value; (e) the Face Amount will be the Net Amount at Risk and will generally remain level after the change. This means there may be a relative increase in the Cost of Insurance charges, which are based in part on Net Amount at Risk, as the Insured ages, because increases in Policy Account Value, if any, will not reduce the Net Amount at Risk; (f) if the Owner also requests that the Face Amount stay the same after the change, the change will increase the Net Amount at Risk and the Monthly Deduction applied to the Policy Account Value.

  If we approve a request from Option B to Option A, the Face Amount will be increased by the Policy Account Value on the effective date of the change.

D. Lapse and Reinstatement-

A Policy will go into Default if, on a monthly Policy Processing Day, the Cash Surrender Value is insufficient to pay the amount of the monthly deduction and the No-Lapse Guarantee no longer applies to the Policy. The Company will notify the Owner in writing of any Default and will allow a Grace Period of 61 days from the date of the written notice, in which the Owner may make a premium payment sufficient to bring the Policy out of Default. The required payment will be the accumulated deficiencies plus three (3) months' Monthly Deductions. If the Insured under a Single Life Policy, or the last surviving Insured under a Survivorship Life Policy, should die during the Grace Period, the Cash Surrender Value used in the calculation of the Death Benefit will be the Cash Surrender Value as of the Policy Processing Day on which the Policy went into Default.

If the required payment is not received by the end of the Grace Period, the Policy will lapse: that is, terminate with no value. If there is a Policy Loan, the Company will repossess the collateral held in the Loan Collateral Account and use it to reduce or eliminate the Loan Balance.

An Owner may, by making a written request, reinstate a Policy which has terminated after going into Default at any time within the three-year period following the date of termination subject to the following conditions: the Owner must provide evidence of each Insured's insurability satisfactory to the Company; and the Owner must make a payment equal to the amount that was required to bring the Policy out of Default immediately prior to termination, plus an amount equal to the applicable Monthly Deduction for the next three (3) months. If reinstatement is approved, the effective date of reinstatement will be the later of the date the Company approve the Owner's request or the date the Company receives the required payment.

A reinstated Policy may have higher Cost of Insurance Rates if the Insured is in a different Underwriting Class and/or a different age group at the time of reinstatement and will reflects the reduction or elimination of any previous Policy Loans due to the previous Lapse.

No-Lapse Guarantee

As long as a Policy satisfies the No-Lapse Guarantee Cumulative Premium Test, the Company guarantees that the Policy will not go into Default during the No-Lapse Guarantee Period, even if adverse investment experience or other factors should cause the Cash Surrender Value to fall to zero or below. The No-Lapse Guarantee applies to all underwriting classes. The No-Lapse Guarantee Period for a Single Life Policy is the first ten (10) Policy Years, if the Issue Age of the Insured is 70 or less; or the first five (5) Policy Years, if the Issue Age of the Insured is 71 or more. The No-Lapse Guarantee Period for a Survivorship Life Policy is the first five (5) Policy Years. After the end of the No-Lapse Guarantee Period, this guarantee no longer applies. If an Owner makes a material change to the Policy, such as an increase or decrease in the Face Amount, the premium payments necessary to maintain this Guarantee may increase or decrease.

Because this guarantee prevents lapse, it is possible for the Cash Surrender Value to decline below zero. In this case, unless the Owner repays the negative balance before the end of the No-Lapse Guarantee Period, the Policy will lapse after the end of that period.

No-Lapse Guarantee Cumulative Premium Test. At the time of purchase, the Company provides the Owner with a Planned Premium Payment Schedule. The No-Lapse Guarantee Cumulative Premium Test is satisfied if, on each monthly Policy Processing Day, the sum of all premiums paid to date, less any Loans and withdrawals taken and any charges or interest then due, is equal to or exceeds the sum of the payments that would have been made through that date if the Planned Annual Premium had been paid in timely equal monthly installments prior to each Policy Processing Day. If a Policy fails the Cumulative Premium Test, this guarantee cannot be reinstated.